Exhibit 99.1

Bit Origin Ltd Announces Strategic Financing to Explore Expansion into AI Computing and Data Center Services

SINGAPORE, April 16, 2026 (GLOBE NEWSWIRE) — Bit Origin Ltd (NASDAQ: BTOG) (“Bit Origin” or the “Company”), an emerging growth company focused on digital asset innovation and blockchain-based strategies, today announced that it has secured strategic financing to support the exploration of potential expansion into AI-driven computing, storage infrastructure and cooling services.

The Company intends to utilize available resources to evaluate, explore and potentially develop opportunities in the leasing, management and optimization of AI computing, storage infrastructure and cooling services, including GPU-based computing resources and related server systems.

The global demand for computing power and data center services, particularly driven by artificial intelligence and data-intensive applications, has grown significantly in recent years. The Company believes that server leasing, computational resource management, and services represent emerging areas of opportunity within this broader industry tailwind.

Bit Origin has engaged in preliminary collaborations within certain computing ecosystems since 2024, including within the Aethir ecosystem, gaining familiarity with operational frameworks and developing industry relationships that may support its evaluation of opportunities in this sector.

In addition, the Company’s historical Bitcoin mining-related activities have provided it with familiarity with certain aspects of infrastructure deployment, equipment procurement, and operational considerations, as well as exposure to relevant industry participants. This experience may support the Company’s strategic assessment in AI computing and storage infrastructure. The Company expects to leverage internal resources and industry relationships and intends to pursue this strategy in a capital-efficient manner by leveraging and repositioning existing internal resources.

The timing and extent of any business execution will depend on, among other factors, the Company’s ability to secure additional financing, finalize commercial arrangements, access qualified personnel and suitable partners, and assess market conditions. There can be no assurance that the Company will enter into any definitive agreements or successfully implement any such initiatives.

“This strategic financing represents a step in our efforts to evaluate opportunities in the rapidly evolving AI infrastructure sector,” said Mr. Jinghai Jiang, Chairman, Chief Executive Officer, and Chief Operating Officer of Bit Origin. “As demand for AI-driven computing and storage continues to grow, we are exploring ways to position the Company to potentially participate in this trend through capital-efficient approaches, subject to market conditions and the availability of capital.”

About Bit Origin Ltd

Bit Origin Ltd (NASDAQ: BTOG) is an emerging growth company focused on digital asset innovation and blockchain-based strategies, including the development of its digital asset treasury initiatives and related ecosystem opportunities. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the strategic financing, the implementation of its business initiatives, and AI and the broader industry growth are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; changes in technology; economic conditions;, reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Company Contact:

Bit Origin Ltd

Mr. Jinghai Jiang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io